EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

**Surasak Dudsdeemaytha**
First Senior Vice President



12g3-2(b) File No.82-4922

Ref No. CN. 029/2006

January 16, 2006





Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 開泰銀行

**Piengchai Pookakupt, Ph.D.**
Executive Vice President

Ref. No TS 003/2006

January 13, 2006

To President
The Stock Exchange of Thailand

Subject : Information Regarding Liquidation in Common Shares of Siam Techno City Company Limited

KASIKORNBANK PCL. would like to inform the Stock Exchange of Thailand regarding its liquidation in common shares of Siam Techno City Company Limited as follows:

| | |
|---|---|
| Transaction Date | : 24 November 2005 |
| Type of Business | : Property Developer |
| Registered Capital | : 1,000,000,000 Baht ( 10,000,000 Shares) |
| Type of Transaction | : To liquidate its investment in common shares of Siam Techno City Company Limited because the Central Bankruptcy Court had its judgment in the court case red no. 1536/2545 ordering to be bankrupt. |
| Holding before the transaction | : 1,500,000 shares or 15.0 % of total paid-up capital. |
| Holding after the transaction | : 0 shares or 0.0 % of total paid-up capital. |

Please be informed accordingly.

Yours Sincerely,

P. Pookakupt